

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 17, 2008

Mr. Gregory Leigh Lyons
Principal Executive Officer
American Petro-Hunter, Inc.
225 Marine Drive, Suite 210
Blaine, Washington 98230

> **Re: American Petro-Hunter, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **File No. 000-22723**

Dear Mr. Lyons:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief